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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March, 2003

                        Commission File Number: 333-03390

                        Empresa Electrica Pehuenche S.A.

                          PEHUENCHE ELECTRICITY CO INC
                 (Translation of Registrant's Name into English)

                                  Santa Rosa 76
                                 Santiago, Chile
                                  (562-6309000)
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                        Form 20-F   |X|        Form 40-F   | |

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                             Yes   | |         No    |X|

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                             Yes   | |         No    |X|


          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934:
                             Yes   | |         No    |X|

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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

EMPRESA ELECTRICA PEHUENCHE S.A.

FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001


Contents:

Balance Sheet
Income Statement
Statement of Cash Flow
Management Analysis of the Financial Statements as of December 31, 2002


Ch$ : Chilean pesos
ThUS$: Thousand of United States dollars

Exchange rate: US$ 1 = Ch$ 718.61

                                      EMPRESA ELECTRICA PEHUENCHE S.A.
                                               BALANCE SHEETS


                                                                         DEC. 31, 2002           DEC. 31, 2001
                                                                             TH US$                  TH US$
                                                                         -------------           -------------
ASSETS

CURRENT ASSETS

Cash and cash equivalents                                                       4.8                    13.9
Time deposits                                                                   0.0                     0.0
Trade account receivables                                                   9,806.2                10,381.3
Other receivables                                                              18.8                    19.2
Account and notes receivables from related companies                       80,358.9                80,484.8
Recoverable taxes                                                               5.1                     5.1
Prepaid expenses                                                              709.8                   368.1
Deferred Income Taxes                                                           0.0                     0.0
Other Current Assets                                                          183.4                     0.0
                                                                         ----------              ----------
TOTAL CURRENT ASSETS                                                       91,087.0                91,272.4
                                                                         ----------              ----------

PROPERTY, PLANT AND EQUIPMENT
Land                                                                        1,159.8                 1,159.8
Plant and facilities                                                      636,805.9               636,805.9
Equipment and machinery                                                     2,485.3                 2,622.0
Other fixed assets                                                            563.6                   178.0
Less accumulated depreciation                                            (185,067.9)             (168,454.1)
                                                                         ----------              ----------
NET PROPERTY, PLANT AND EQUIPMENT                                         455,946.6               472,311.5
                                                                         ----------              ----------

OTHER ASSETS
Investment in related  companies                                               13.2                    12.9
Investments in other companies                                                 77.6                    53.2
Intangibles                                                                   140.1                   140.1
Amortization                                                                  (17.5)                  (14.0)
Other assets                                                                   37.2                 1,038.2
                                                                         ----------              ----------
TOTAL OTHER ASSETS                                                            250.6                 1,230.5
                                                                         ----------              ----------

TOTAL ASSETS                                                              547,284.2               564,814.5
                                                                         ----------              ----------

                                      EMPRESA ELECTRICA PEHUENCHE S.A.
                                               BALANCE SHEETS


                                                                         DEC. 31, 2002           DEC. 31, 2001
                                                                             TH CH$                   TH CH$
                                                                         -------------           -------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Notes payable to banks and financial institutions
short-term                                                                      0.0                      0.0
Notes payable to banks and financial institutions long-term                10,700.2                 38,229.8
Bonds payable                                                             172,068.3                  1,941.2
Current installments of long-term debt                                          0.0                      0.0
Dividends payable                                                           8,279.6                      3.3
Accounts payable                                                            2,038.8                  2,366.7
Other creditors                                                             9,469.3                      8.4
Accounts payable to related companies                                         403.1                 10,814.9
Provisions                                                                    142.5                    136.1
Withholdings                                                                1,115.1                  1,389.3
Income tax provision                                                            0.0                      0.0
Other current liabilities                                                     270.9                      0.0
                                                                          ---------                ---------
TOTAL CURRENT LIABILITIES                                                 204,487.8                 54,889.8
                                                                          ---------                ---------

LONG-TERM LIABILITIES
Notes payable to banks and financial institutions                          85,106.4                 89,236.0
Bonds payable                                                                   0.0                159,549.3
Other creditors                                                                 0.0                  8,394.0
Provisions long-term                                                            0.4                      0.0
Deferred income taxes                                                       3,048.6                      0.0
Accounts payable to related companies                                           0.0                      0.0
Other long-term liabilities                                                   119.8                  5,114.5
                                                                          ---------                ---------
TOTAL LONG-TERM LIABILITIES                                                88,275.2                262,293.8
                                                                          ---------                ---------

SHAREHOLDERS' EQUITY
Common stock                                                              217,653.7                215,085.2
Equity revaluation reserve                                                      0.0                      0.0
Additional paid-in capital                                                 25,488.3                 25,488.3
Retained earnings                                                             163.6                    150.2
Net income for the current period                                          27,848.4                  6,907.2
Provisional dividends                                                     (16,632.8)                     0.0
                                                                          ---------                ---------
TOTAL SHAREHOLDERS' EQUITY                                                254,521.2                247,630.9
                                                                          ---------                ---------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                547,284.2                564,814.5
                                                                          ---------                ---------

                                      EMPRESA ELECTRICA PEHUENCHE S.A.
                                              INCOME STATEMENTS


                                                                    DEC. 31, 2002          DEC. 31, 2001
                                                                        TH CH$                  TH CH$
                                                                    -------------          ------------
OPERATING INCOME
Operating revenues                                                     94,097.3                106,285.5
Operating  expenses                                                   (33,333.3)               (63,077.0)
OPERATING MARGIN                                                       60,764.0                 43,208.5
Selling and administrative  costs                                        (257.8)                  (536.4)
                                                                      ---------                ---------
OPERATING INCOME                                                       60,506.3                 42,672.1
                                                                      ---------                ---------

NON-OPERATING RESULTS
Interest income                                                          4,195.9                   892.3
Income on investments in related companies                                   4.5                     1.4
Other non-operating income                                               2,325.7                    28.3
Interest expense                                                      (23,452.6)               (24,922.7)
Other non-operating expenses                                           (3,842.0)                  (380.6)
Price level restatement                                                (1,392.7)                 1,794.4
Exchange differences                                                   (6,181.1)               (12,586.6)
                                                                      ---------                ---------
NON OPERATING RESULTS                                                 (28,342.2)               (35,173.4)
                                                                      ---------                ---------

Income before income taxes                                             32,164.0                  7,498.6
                                                                      ---------                ---------
Income taxes                                                           (4,315.6)                  (591.4)
                                                                      ---------                ---------

NET INCOME (LOSS)                                                      27,848.4                  6,907.2
                                                                      ---------                ---------

                               EMPRESA ELECTRICA PEHUENCHE S.A.

                                    STATEMENTS OF CASH FLOWS
              FOR THE PERIOD FROM JANUARY 1 THROUGH DECEMBER 31, 2002 AND 2001


                                                                                  DEC. 31, 2002           DEC. 31, 2001
                                                                                      TH US$                  TH US$
                                                                                  -------------           -------------
CASH FLOW FROM OPERATING ACTIVITIES

NET INCOME (LOSS) FOR THE PERIOD                                                     27,848.4                  6,907.2

(GAIN) LOSS ON SALE OF FIXED ASSETS                                                      (4.0)                    (5.1)

CHARGES (CREDITS) TO INCOME NOT AFFECTING CASH FLOW                                  29,126.7                 28,798.5

Depreciation                                                                         16,730.5                 16,978.2
Intangibles amortization                                                                490.1                    497.1
Income on investments in related companies                                               (4.5)                    (1.4)
Net price-level restatement                                                           1,392.7                 (1,794.4)
Exchange differences                                                                  6,181.1                 12,586.6
Other credits not representing cash flow                                                  0.0                      0.0
Other charges not representing cash flow                                              4,336.9                    532.4

DECREASE ( INCREASE ) IN CURRENT ASSETS                                                 929.6                 (4,607.0)

Accounts receivables for sales                                                        1,931.4                 (4,351.4)
Other assets                                                                         (1,001.8)                  (255.5)

INCREASE ( DECREASE ) IN CURRENT LIABILITIES                                        (10,378.9)                 8,034.9

Accounts payable related to operating income                                        (10,723.0)                 8,147.0
Interests payable                                                                       566.7                   (377.8)
Other accounts payable related to non operating results                                   0.0                      0.0
Other taxes payable                                                                    (222.6)                   265.7

                                                                                     --------                 --------
NET POSITIVE (NEGATIVE) CASH FLOW
FROM OPERATING ACTIVITIES                                                            47,521.8                 39,128.6
                                                                                     --------                 --------


                                                                                   DEC. 31, 2002           DEC. 31, 2001
                                                                                      TH US$                   TH US$
                                                                                   -------------           -------------
CASH FLOWS FROM FINANCING ACTIVITIES

   Proceeds from capital increase through the issue of shares                            2,568.5                35,395.1
   Proceeds from loans                                                                       0.0                     0.0
   Proceeds from bond issuance                                                               0.0                     0.0
   Proceeds from loans with related companies                                          139,015.6               127,524.9
   Other financing sources                                                              15,524.2                38,388.6
   Payment of dividends                                                                (15,221.7)                    0.0
   Payment of loans                                                                    (37,480.6)               (8,120.1)
   Payment of loans with related companies                                            (142,670.5)             (217,982.2)
   Other financing disbursements                                                        (9,262.3)              (14,318.0)

                                                                                      ----------              ----------
NET POSITIVE (NEGATIVE) CASH FLOW
FROM FINANCING ACTIVITIES                                                              (47,526.8)              (39,111.8)
                                                                                      ----------              ----------

CASH FLOWS FROM INVESTING ACTIVITIES

   Sales of fixed assets                                                                    23.9                    10.3
   Proceeds from sales of investments in related companies                                   4.1                     0.0
   Sale of other investments                                                                 0.0                     0.0
   Other investment income                                                                   0.0                     0.0
   Purchases of fixed assets                                                                 0.0                     0.0
   Investments in related companies                                                        (28.5)                    0.0
   Investment in financial instruments                                                       0.0                     0.0
   Other investment disbursements                                                            0.0                     0.0

                                                                                      ----------              ----------
NET POSITIVE (NEGATIVE) CASH FLOW
FROM INVESTING ACTIVITIES                                                                   (0.5)                   10.3
                                                                                      ----------              ----------

NET TOTAL POSITIVE (NEGATIVE) CASH FLOW
FOR THE PERIOD                                                                              (5.4)                   27.1
                                                                                      ----------              ----------

INFLATION EFFECT ON CASH
AND CASH EQUIVALENTS                                                                        (3.6)                  (14.9)

NET VARIATION IN CASH
AND CASH EQUIVALENTS                                                                        (9.0)                   12.2

CASH AND CASH EQUIVALENTS
AT BEGINNING OF YEAR                                                                        13.9                     1.7

                                                                                      ----------              ----------
CASH AND CASH EQUIVALENTS
AT END OF PERIOD                                                                             4.8                    13.9
                                                                                      ----------              ----------

                        EMPRESA ELECTRICA PEHUENCHE S.A.

                 MANAGEMENT ANALYSIS OF THE FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2002

      The Company's Financial Statements for the year 2002 show a net income of ThUS$ 27,848.4, explained by an operating income profit of ThUS$ 60,506.3 and a non-operating results loss of ThUS$ 28,342.2.

      For the year 2001, the company's financial statements showed a net income of ThUS$ 6,907.2.

ANALYSIS OF THE INCOME STATEMENT
(FIGURES IN THOUSANDS OF US DOLLARS AS OF DECEMBER 31, 2002)

      Operating Revenues for the year 2002 reached ThUS$ 94,097.3, which is 11.5 % lower than that of the year 2001. This is explained basically by the decline in sell prices in the regulated and spot markets, and lower energy generation.

      Operating expenses for the year 2002 reached ThUS$ 33,333.3, which are
47.2 % lower than those of the year 2001 mainly due to a decrease in energy purchases and transmission toll costs in 2002.

      Administrative and selling expenses for the year 2002 reached ThUS$ 257.8, which are 52.0 % lower than those of the year 2001.

      Operating income for the year 2002 reached ThUS$ 60,506.3, which is 41.8 % higher than that of the year 2001, basically explained by a decrease in energy purchases and transmission toll costs in 2002.

      Non-operating results for the year 2002 reached a loss of ThUS$ 28,342.2, compared to the loss of ThUS$ 35,173.4 in the year 2001. This is explained primarily by smaller exchange differences loss in 2002, that reached a loss of ThUS$ 6,181.1 in 2002 compared to a loss of ThUS$ 12,586.6 in 2001; by higher interest income that amounted ThUS$ 4,195.9 in 2002, compared to ThUS$ 892.3 in 2001; as well as by fewer interest expense.


INCOME STATEMENT
(THUS$)                                                          DEC. 31, 2002            DEC. 31, 2001
                                                                 -------------            -------------
Operating income                                                    60,506.3                42,672.1
Operating revenues                                                  94,097.3               106,285.5
Operating expenses                                                 (33,333.3)              (63,077.0)
Depreciation                                                        16,730.5                16,978.2
Interest expense                                                   (23,452.6)              (24,922.7)
Non-operating results                                              (28,342.2)              (35,173.4)
Net income (loss) before extraordinary items                        69,547.7                49,160.3
Net income (loss) for the period                                    27,848.4                 6,907.2


LIQUIDITY, BORROWING AND ACTIVITY                                 DEC. 31, 2002           DEC. 31, 2001
                                                                  -------------           -------------
Current assets / Current liabilities                                    0.45                    1.66
Acid ratio test                                                         0.44                    1.66
Liabilities / Shareholders' equity                                      1.15                    1.28
Short-term debt / Total debt                                            69.8%                   17.3%
Long-term debt / Total debt                                             30.2%                   82.7%
Interest expense coverage                                               2.97                    1.97
Property, plant and equipment (ThUS$)                              455,946.6               472,311.5
Total assets (ThUS$)                                               547,284.2               564,814.5

      The operating revenues comprise the energy generation that is its line of business. The company's business was developed in the Chilean market and more specifically in the Central Interconnected System (SIC).

      The operating expenses are basically comprised of tolls of energy transmission, depreciation of fixed assets, energy purchases and expenses characteristic of the operation of the hydroelectric power stations.


PROFITABILITY                                             DEC. 31, 2002           DEC. 31, 2001
                                                          -------------           -------------
Return on total assets                                          5.01                    1.28
Return on shareholders' equity                                 11.09                    3.05
Return on operating assets                                     13.04                    8.88
Earnings per share (Ch$)                                       32.67                    8.19
Return on dividends                                             3.97                       -

PRINCIPAL ASSETS

      The company's assets are shown in accordance with generally accepted accounting principles in Chile and the regulations and instructions of the Superintendence of Securities and Insurance in Chile. Significant differences compared with market values are not shown.

TARIFFS

      Regulated node prices for the Interconnected Central System (SIC) were set at US$31.98 per MWh (monomic price at Alto Jahuel) by the National Energy Commission in October 2002. The figure is 3.6% lower compared with the price set in April 2002 at US$33.17 per MWh. The Chilean electricity Law, that was amended in 1999, established the security of the system in any event and forced Pehuenche to redefine its commercial policy for avoiding risks not offset by the tariff settings.

CASH FLOW ANALYSIS

      During the year 2002, the company's cash flow from operating activities totaled ThUS$ 47,521.8, which basically results from the difference between sales and financial and operational expenses of the period, but also considering the effects of the decrease in current assets for ThUS$ 929.6 and the decrease in current liabilities for ThUS$ 10,378.9. The difference between the operational flow and the net income for the period is basically explained by the exchange differences loss of ThUS$ 6,181.1 and the depreciation for the period of ThUS$ 16,730.5.

      Cash flow from financing activities during the period totaled ThUS$ (47,526.8), which basically resulted from proceeds from loans with related companies of ThUS$ 139,015.6, proceeds from capital increase through the issue of shares of ThUS$ 2,568.5, payment of loans with related companies of ThUS$ 142,670.5, payment of loans of ThUS$ 37,480.6 and payment of dividends of ThUS$ 15,221.7.

MARKET RISK

- The company has a high percentage of its credits denominated in dollars, because in the Chilean electric legislation energy prices are strongly correlated with this currency. Nevertheless this natural covering of economic nature, in a scenario of high volatility of the dollar during the year 2002 the company continued with its policy of partially cover its liabilities denominated in dollars, in order to attenuate the fluctuations that generate in the results the variations of the exchange rate. As of December 31, 2002, the company has covered by future contracts Dollar-UF an amount of US$ 223 million, compared with US$ 214 million of the year 2001.

- In terms of interest rate risk, the company has 100 % of its credits in fixed rates.

- The company's contribution margin is directly affected by the hydrological condition of the year. Basically, in extreme dry years the generating cost and the spot market price can be instantly increased by more than 6 times. The average energy generation of Pehuenche is 3,500 GWh, that diminishes to approximately 2,050 GWh in an extremely dry year.

                        EMPRESA ELECTRICA PEHUENCHE S.A.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         EMPRESA ELECTRICA PEHUENCHE S.A.



                                         BY:   /s/ LUCIO CASTRO MARQUEZ
                                               -----------------------------
                                                   LUCIO CASTRO MARQUEZ
                                                   CHIEF EXECUTIVE OFFICER


Dated:  March 25, 2003